EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement pertaining to the Eaton Savings Plan of our reports (a) dated February 11, 2005, with respect to the consolidated financial statements of Eaton Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, Eaton Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Eaton Corporation; and (b) dated June 4, 2004, with respect to the financial statements and schedule of the Eaton Savings Plan included in the Plan’s Annual Report (Form 11-K), for the year ended December 31, 2003, both filed with the Securities and Exchange Commission.

ERNST & YOUNG LLP

Cleveland, Ohio
June 15, 2005